SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                         AMENDMENT NO. 15

                               TO

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934

    Southwest Royalties Institutional Income Fund VII-B, L.P.
                        (Name of Issuer)


                  Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)




Check the following box if a fee is being paid with this statement. [ ___ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                    CUSIP No. Not Applicable

 (1) Names of Reporting Persons              Southwest Royalties,
Inc.
     S.S. or I.R.S. Identification           75-1917432
     Nos. of Above Persons

 (2) Check the Appropriate Box          (a)
     if a Member of a Group              (b)  X

 (3) SEC Use Only

 (4) Source of Funds                    WC

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)          Not Applicable

 (6) Citizenship or Place of
     Organization                       Delaware corporation


Number of Shares/Units Beneficially Owned by Each Reporting Person
With:


 (7) Sole Voting Power                  4,306.50 Units

 (8) Share Voting Power                 None

 (9) Sole Dispositive Power             4,306.50 Units

(10) Shared Dispositive Power                None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person          4,306.50 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                             Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)              28.7% of class of
                                   15,000 Units

(14) Type of Reporting Person           CO (Managing General
                                        Partner of Issuer)

Item 1.   Type of Security:             Limited Partnership
                                   Interests ("Units")

          Name of Issuer:               Southwest Royalties
                                   Institutional Income Fund
                                   VII-B, L.P.

          Address of Issuer's           407 N. Big Spring St.
          Principal Executive           Suite 300
          Offices:                 Midland, Texas 79701-4326

Item 2(a).     Name of Person
               Filing:                  Southwest Royalties, Inc.

Item 2(b).     Address of Principal          407 N. Big Spring St.
               Business Office:         Midland, Texas 79701-4326

Item 2(c).     Present Occupation:      Not Applicable

Item 2(d).     Criminal Convictions:    None

Item 2(e).     Civil Securities Laws
               Injunctions or
               Prohibitions:            None

Item 2(f).     Citizenship:             Delaware, U.S.A.

Item 3.        Source of Funds:         Working capital of the
                                   Reporting Person.

Item 4.        Purpose of Transactions:
     Satisfied requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.


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Item 5.        Interest in Securities

The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 4,306.5 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 28.7% of the total 15,000 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 28.0% to 28.7% occurred between November 1, 2001 and November 30, 2001 when the Reporting Person purchased an additional 108.0 Units as part of the Issuer's Right of Presentment program. The price per unit was $223.82.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                        Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: December 5, 2001        By:  /s/ Bill E. Coggin
                                ----------------------------------
Bill E. Coggin, Vice-President
                               and  CFO,  of Southwest  Royalties,
Inc.
                              the Managing General Partner


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